August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 296-6458

G. Steven Farris
President, Chief Executive Officer
and Chief Operating Officer
Apache Corporation
2000 Post Oak Blvd.
Suite 100
Houston, Texas 77056-4400

> **Re:** **Apache Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2007**
> **File No. 001-04300**

Dear Mr. Farris:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion And Analysis

1.   Revise this section to provide a more detailed explanation and analysis of specific factors that are considered in setting compensation for each of the named executive officers. For example, supplement the discussion on page 24 and discuss for each named executive officer, the aspects of his individual performance, prior experience and level of responsibility that factored into the total compensation he received during the last year. Similarly, discuss the "other relevant factors" that were considered in establishing the base salary of each of the named executive officers. In your discussion of the incentive bonus plans, discuss the "personal achievements", if any, that factored into the determination of compensation awarded under a bonus plan during the fiscal year for a named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

2.   Rather than only describing each of the separate bonus plans, consistent with the requirements of Item 402(b)(1)(vi) of Regulation S-K, explain how awards of such bonus amounts under each plan fit into the company's overall objectives and why you have established separate plans in which not all executives may participate (e.g. the separate cash incentive compensation plan for the CEO and the Chairman of the Board). Similarly, as required by Item 402(b)(1)(v) of Regulation S-K, disclose why the incentive bonus targets for certain of your executives is set at 75% of base salary while for regional vice-presidents, it can be up to 100%.

Methodology, page 23

3.   Clarify whether the peer group of "direct competitors" identified by the MD&C committee that is discussed on page 24 is comprised of the same companies referenced under this heading. In addition, please disclose in sufficient detail the "common factors" you share with the group of companies in the peer group. To the extent there are companies in the group that do not share similar characteristics as those of the company, please revise to explain the reasons for inclusion of such companies in the peer group. See Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 25

4.   You indicate that you target base salaries to fall "at or above the median" of executive salaries paid by comparable companies in your peer group. Revise to identify the specific percentile targeted for each named executive officer. In

addition, please disclose where you target each other element of compensation against peer companies and the percentiles represented by *actual* compensation paid for 2006 to each named executive officer. While we note the statement that actual base salaries "generally fell" at the median during 2006, please disclose instances in which the salaries were not at the median and the reasons for any divergence from the targeted percentile. See Item 402(b)(2)(xiv) of Regulation S-K.

5.   Please provide an explanation of the reasons for awarding base salary compensation in the exact amount to your Chief Executive Officer and Chairman. Although you reference benchmarking against the peer group identified on page 24, it is unclear whether and how compensation was determined by reference to such benchmarks given that only two of the companies listed, appear to have a bifurcated structure in management similar to that of the company. Please give adequate consideration to Item 402(b)(2)(vii) of Regulation S-K and address in detail the specific and separate functions and achievements of the chief executive officer versus the chairman and how such achievements factored into the base salary awarded to each individual. To the extent there is an overlap in duties, address distinctions in achievement of results that factored into the compensation made.

Incentive Bonus, page 25

6.   Please disclose the specific financial, operational and strategic objectives and personal achievement targets and/or goals established for each of the named executive officers for fiscal 2006 and 2007. We note that no quantitative information was provided with respect to the categories of corporate performance goals that are listed on pages 25-26. Additionally, we refer you to disclosure on page 25 that suggests that specified corporate objectives for 2007 were established in the early months of the year. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the corporate and individual performance goals is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please revise to disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

7.   We direct you to Instructions 1 and 2 to Item 402(b) of Regulation S-K. Your discussion of the "thirteen operational, financial, and administrative strategic objectives" could be improved by identifying how such objectives factor into compensation that will be awarded on a going-forward basis or that has been

awarded in the prior year. Additionally, your disclosure indicates that a majority, but not all of the objectives were achieved in 2006. As such, it appears that the committee exercised its discretion in awarding bonuses and in setting the target at the level that it did. Please supplement your disclosure to address the circumstances when such discretion could be exercised and the reasons for the past year's exercise of discretion. See Item 402(b)(2)(vi) of Regulation S-K.

Summary Compensation Table, page, 31

8.   We direct you to Release 33-8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please further supplement your disclosure to discuss the discrepancies in type and amount of compensation awarded to the named executive officers. For example, clarify why Mr. Farris received restricted stock awards and additional or "other" compensation that were significantly greater than those awarded to Mr. Plank and any other named executive officer.

Benefits and Perquisites, page 32

9.   Please revise to explain the purpose and components of the various expatriate assignment forms of compensation. We note an absence for example, of discussion of the reasons for the discrepancy in payments made to Messrs. Crum and Eichler.

Outstanding Equity Awards at Fiscal Year-End Table, page 35

10.   We note disclosure in footnote 10 regarding the relinquishment in March 2007 of a portion of the referenced option. Explain the reasons for the relinquishment to provide further context to the disclosure provided.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements, page 39

11.   We refer you to each of Items 402(b)(1)(ii), (iv) and (vi) of Regulation S-K and note the terms of the employment agreement with Mr. Raymond Plank as referenced in footnote 1 to the table. Given what appears to be significant post-termination benefits that are not at risk, revise your Compensation Discussion and Analysis to address each of these disclosure points. In addition, address whether in benchmarking compensation elements with other companies, Mr. Plank's employment contract terms are typical or atypical and, if atypical, disclose why the company continues to choose to pay the compensation noted.

12.   In footnote 5, you disclose that the company "more often than not" has paid executive level positions up to two times base salary and benefits continuation for

two years. If so, explain the circumstances in the past in which the decision was made to pay such benefits and assuming the triggering event occurred at the end of the prior fiscal year, revise the table, as may be appropriate, to reflect such potential payments if they would, under the circumstances noted, have most likely resulted in the payment of such benefits. Please note that Item 402(j) of Regulation S-K refers to written and unwritten contracts, agreements, plans or arrangements. Moreover, ensure that your Compensation Discussion and Analysis provides an analysis of the reasons for the post-termination provisions you have provided in the past and will continue to provide in the future.

13.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Nonqualified Deferred Compensation, page 38

14.   Please revise to disclose the information required by the Instruction to Item 402(i)(2) of Regulation S-K, which requires quantification of the amounts reported in the contributions and earnings columns that are reported as compensation in the last completed fiscal year in your Summary Compensation Table and quantification of the amounts reported in the aggregate balance at last fiscal year end (column (f)) that previously were reported as compensation to the named executive officer in the Summary Compensation Table for previous years.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor